November 9, 2006

Securities and Exchange Commission
Attn: Raquel Howard, Staff Accountant
Division of Corporation Finance
100 F Street NE
Mail Stop 3561
Washington, D.C. 20549

Re:	Standard Drilling, Inc.

Item 4.01 Form 8-K

Filed October 17, 2006

File No. 0-51569

Dear Ms. Howard:

This letter is provided to supplement the responses of Standard Drilling, Inc., a Nevada corporation, (“Standard Drilling”) filed on October 27, 2006 to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 20, 2006, with respect to Standard Drilling’s Form 8-K filed with the Commission on October 17, 2006, File No. 0-51569 (the “Form 8-K”).

Standard Drilling hereby acknowledges that:

•	Standard Drilling is responsible for the adequacy and accuracy of the disclosure in the Form 8-K;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Standard Drilling may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to me at (202) 955-9490.

Sincerely,

/S/O. Oliver Pennington, III

Oliver Pennington
Chief Financial Officer